UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NEXEO SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title and Class of Securities)

65342H102

(CUSIP Number)

J. Richard Atwood

First Pacific Advisors, LLC

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(310) 473-0225

with a copy to:

Douglas A. Rappaport, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2017

(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: First Pacific Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,055,547 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,055,547 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,055,547 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.0% (1)(2)
(14)	Type of Reporting Person (See Instructions): IA, OO

(1)	Includes 89,388 shares of common stock of Nexeo Solutions, Inc. (the “Issuer”) underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Crescent Fund, a series of FPA Funds Trust
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 21,605,125
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 21,605,125
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,605,125
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 24.2% (1)
(14)	Type of Reporting Person (See Instructions): IV

(1)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 816,923
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 816,923
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 816,923
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.9% (1)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Drawdown Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,483,784
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,483,784
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,483,784
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 1.7% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Fund, L.P. (formerly FPA Select Fund, a series of FPA Hawkeye Fund, LLC)
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 99,284
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 99,284
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 99,284
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 241,848 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 241,848 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 241,848 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.3% (1)(2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants.
(2)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Maple Fund, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 117,670
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 117,670
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 117,670
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 0.1% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: FPA Select Fund II, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 44,520
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 44,520
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,520
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): Less than 0.1% (1)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: J. Richard Atwood
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,055,547 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,055,547 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,055,547 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.0% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Steven T. Romick
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,055,547 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,055,547 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,055,547 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.0% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Brian A. Selmo
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,055,547 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,055,547 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,055,547 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.0% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Schedule 13D

CUSIP No. 65342H102

(1)	Name of Reporting Persons: Mark Landecker
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 25,055,547 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 25,055,547 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 25,055,547 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 28.0% (1)(2)
(14)	Type of Reporting Person (See Instructions): IN, HC

(1)	Includes 89,388 shares of common stock of the Issuer underlying warrants. See Items 4 and 5 for disclosure regarding securities of the Issuer held directly by WLRS Fund I LLC.
(2)	Based on 89,325,806 shares of the Issuer’s common stock outstanding as of August 4, 2017, according to the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by First Pacific Advisors, LLC, FPA Crescent Fund, a series of FPA Funds Trust, FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, FPA Select Drawdown Fund, L.P., FPA Select Fund, a series of FPA Hawkeye Fund, LLC, FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, J. Richard Atwood, Steven T. Romick, Brian A. Selmo, and Mark Landecker on June 20, 2016. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	First Pacific Advisors, LLC, a Delaware limited liability company (“FPA”)

2.	FPA Crescent Fund, a series of FPA Funds Trust, a Delaware trust (“FPA Crescent Fund”)

3.	FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Global Opportunity”)

4.	FPA Select Drawdown Fund, L.P., a Delaware limited partnership (“FPA Select Drawdown”)

5.	FPA Select Fund, L.P., a Delaware limited partnership (formerly FPA Select Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company) (“FPA Select”)

6.	FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC, a Delaware limited liability company (“FPA Value Partners”)

7.	FPA Select Maple Fund, L.P., a Delaware limited partnership (“FPA Select Maple”)

8.	FPA Select Fund II, L.P., a Delaware limited partnership (“FPA Select II”)

9.	J. Richard Atwood

10.	Steven T. Romick

11.	Brian A. Selmo

12.	Mark Landecker

The trustees of FPA Funds Trust are listed on Appendix A hereto. Appendix A is incorporated herein by reference.

(b)	The business address or address of the principal office, as applicable, of the Reporting Persons is:

11601 Wilshire Blvd.

Suite 1200

Los Angeles, CA 90025

(c) Each of the Reporting Persons is engaged in the business of investing. FPA’s principal business is serving as an investment adviser to certain investment companies, including FPA Crescent, certain private investment funds, including FPA Global Opportunity, FPA Select Drawdown, FPA Select, FPA Value Partners, FPA Select Maple and FPA Select II (collectively, the “Private Investment Funds”), and certain unaffiliated separately managed accounts (the “Managed Accounts”). FPA also serves as the general partner of FPA Select Drawdown, FPA Select, FPA Select Maple and FPA Select II and Manager of FPA Global Opportunity, FPA Value Partners, and FPA Hawkeye Fund, LLC. The principal occupation of Mr. Atwood is serving as a Managing Partner of FPA. The principal occupation of

Mr. Romick is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser and as a Managing Partner of FPA. The principal occupation of each of Messrs. Selmo and Landecker is serving as a Portfolio Manager of certain advisory clients for which FPA serves as investment adviser and as a Partner of FPA.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Appendix A) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	FPA – Delaware

2.	FPA Crescent Fund – Delaware

3.	FPA Global Opportunity – Delaware

4.	FPA Select Drawdown – Delaware

5.	FPA Select – Delaware

6.	FPA Value Partners – Delaware

7.	FPA Select Maple – Delaware

8.	FPA Select II – Delaware

9.	J. Richard Atwood – United States

10.	Steven T. Romick – United States

11.	Brian A. Selmo – United States

12.	Mark Landecker – Canada

The persons listed on Appendix A are all United States citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

The aggregate purchase price (inclusive of commissions) of the securities of the Issuer reported herein was $204,847,224.41. The securities of the Issuer reported herein were purchased with the working capital of investment advisory clients of FPA, including the working capital of FPA Crescent Fund, FPA Global Opportunity, FPA Select Drawdown, FPA Select, FPA Value Partners, FPA Select Maple, FPA Select II and the Managed Accounts.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held, as of the date hereof, by each of the following FPA investment advisory clients and by WLRS Fund.

Holder	Total Number of Shares
FPA Crescent Fund	20,123,426 shares of Common Stock (including 17,691,717 PIPE Shares and 2,431,709 Founder Shares)

Managed Accounts	646,393 shares of Common Stock (including 568,283 PIPE Shares and 78,110 Founder Shares)

FPA Global Opportunity	816,923 shares of Common Stock (including 138,224 Commitment Agreement Founder Shares and 8,272 Commitment Agreement Exchange Shares)

FPA Select Drawdown	1,483,784 shares of Common Stock (including 251,058 Commitment Agreement Founder Shares and 15,026 Commitment Agreement Exchange Shares)

FPA Select	99,284 shares of Common Stock (including 16,799 Commitment Agreement Founder Shares and 1,005 Commitment Agreement Exchange Shares)

FPA Value Partners	241,848(1) shares of Common Stock (including 25,796 Commitment Agreement Founder Shares and 1,544 Commitment Agreement Exchange Shares)

FPA Select Maple	117,670 shares of Common Stock

FPA Select II	44,520 shares of Common Stock

WLRS Fund	1,481,699 (including 1,256,166 LLC Founder Shares and 225,533 LLC Exchange Shares)

(1)	Such share amount includes 89,388 shares of Common Stock underlying warrants issued pursuant to a Warrant Agreement, dated June 5, 2014, by and between WL Ross Holding and Continental Stock Transfer & Trust Company (the “Warrant Agreement”) that may be exercised 30 days following the closing of the Business Combination for an exercise price of $11.50 per share and expire five years following the closing of the Business Combination.

As the investment adviser of FPA Crescent Fund, the Managed Accounts and the Private Investment Funds (collectively, the “FPA Clients”), FPA may be deemed to share voting and/or investment power over the securities of the Issuer held by the FPA Clients and therefore may be deemed to beneficially own such securities. In addition, as the investment adviser to members of WLRS Fund, FPA may be deemed to share investment power over the securities of the Issuer held by WLRS Fund due such members’ approval right with respect to transfers of the securities of the Issuer held by WLRS Fund, and therefore FPA may be deemed to beneficially own such securities. As members of WLRS Fund, FPA Crescent Fund and the Managed Accounts may also be deemed to share investment power over the securities of the Issuer held by WLRS Fund due to such approval right, and therefore FPA Crescent Fund and the Managed Accounts may be deemed to beneficially own such securities.

(c) Except as set forth in Exhibit 99.2 attached hereto, there have been no transactions in securities of the Issuer during the 60 days prior to the date hereof by any of the Reporting Persons.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. The limited partners of (or investors in) each of the FPA Clients for which FPA acts as general partner, managing member and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

99.2	Transactions in securities of the Issuer effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 24, 2017

First Pacific Advisors, LLC

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Crescent Fund, a series of FPA Funds Trust

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	President

FPA Global Opportunity Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Drawdown Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Value Partners Fund, a series of FPA Hawkeye Fund, LLC

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Maple Fund, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

FPA Select Fund II, L.P.

By:	First Pacific Advisors, LLC, its investment adviser

By:	/s/ J. Richard Atwood
Name:	J. Richard Atwood
Title:	Managing Partner

J. Richard Atwood

By:	/s/ J. Richard Atwood

Steven T. Romick

By:	/s/ Steven T. Romick

Brian A. Selmo

By:	/s/ Brian A. Selmo

Mark Landecker

By:	/s/ Mark Landecker

Appendix A

Trustees of FPA Funds Trust

Name	Position	Address
Mark L. Lipson	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Alfred E. Osborne, Jr.	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

A. Robert Pisano	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Patrick B. Purcell	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Allan M. Rudnick	Trustee & Chairman	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

Steven T. Romick	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025

J. Richard Atwood	Trustee	c/o FPA Funds Trust 11601 Wilshire Blvd., Suite 1200 Los Angeles, CA 90025